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                              June 15, 2023

       Yao (Jessie) Liu
       Chief Financial Officer
       Tuya Inc.
       10/F, Building A, Huace Center
       Xihu District, Hangzhou City
       Zhejiang, 310012
       People's Republic of China

                                                        Re: Tuya Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 26,
2023
                                                            File No. 001-40210

       Dear Yao (Jessie) Liu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 163

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied
upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your
 Yao (Jessie) Liu
FirstName
Tuya Inc. LastNameYao (Jessie) Liu
Comapany
June       NameTuya Inc.
     15, 2023
June 15,
Page 2 2023 Page 2
FirstName LastName
         consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided for your
            material operating entities.    Please note that Item 16I(b)
requires that you provide
         disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our best knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
General

5.       Please provide a detailed legal analysis regarding whether Tuya, Inc.
(   the Company   )
         and each of its subsidiaries meet the definition of an    investment
company    under Section
         3(a)(1)(A) of the Investment Company Act of 1940 (   Investment
Company Act   ). In
         your response, please address, in detail, each of the factors outlined in Tonapah Mining
         Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.
6. Please provide a detailed legal analysis regarding whether the Company, and each of its
         subsidiaries, meets the definition of an    investment company
under Section 3(a)(1)(C) of
         the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. In particular, please discuss whether the Company considers (i) those assets
categorized as    short-term
         investments    and    long-term investments    in the Company   s
Consolidated Balance Sheets
         as of December 31, 2021 and December 31, 2022 and (ii) its holdings of interests or
         shares in its subsidiaries to be    investment securities    as
defined under Section 3(a)(2) of
         the Investment Company Act, and, in each case, the legal basis for such positions.
 Yao (Jessie) Liu
Tuya Inc.
June 15, 2023
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Tyler Howes at (202) 551-3370 or Christopher Dunham at
(202) 551-3783
if you have any questions about comments related to your status as a Commission-Identified
Issuer during your most recently completed fiscal year. You may contact Melissa Kindelan,
Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202)
551-3408 with any other questions.



FirstName LastNameYao (Jessie) Liu                         Sincerely,
Comapany NameTuya Inc.
                                                           Division of
Corporation Finance
June 15, 2023 Page 3                                       Office of Technology
FirstName LastName